Exhibit (c)(ii)
November 11, 2009
Board of Directors
Asia Electrical Power International Group Inc.
You retained me to express an opinion as to the fairness from a financial point of view to shareholders of Asia Electrical Power International Group Inc. (the “Company”) of the price of $0.068 (6.8 cents per share) for a going-private transaction involving a reverse stock split.
I based my opinion on my November 11, 2009 appraisal of the Company’s equity (attached) which concluded a fair value of $0.068 (6.8 cents per share). To summarize, my appraisal considered the average market price of the Company’s shares (which are traded over the counter), a premium in addition to that price based on comparable transactions drawn from the Pratt/Mergerstat market study average for such transactions during 2009 (which compared pre-transaction to quoted transaction prices to calculate the premiums), the net asset value of the Company, and the lack of control and marketability associated with its shares.
The proposed price of $0.068 (6.8 cents per share) is fair from a financial point of view to
Company shareholders.
This opinion applies only for the stated purpose, use, and date, and reflects the attached report.
I certify that:
•	Statements of fact made here are correct.

•	My analyses / conclusions are impartial, unbiased, and limited only by reported assumptions / conditions.

•	I have no present / prospective interest in the property or bias concerning the interest / parties.

•	My compensation is not contingent, and no one assisted me.

•	I complied with all relevant professional standards.

•	I am a qualified, practicing appraiser subject to significant penalties for false or fraudulent valuation statements.

•	I will not disclose engagement data, results, or occurrence unless authorized by you or legally required.
The following govern this report:
•	Legal issues are considered from a lay perspective. If they are material, such counsel is essential.

•	This opinion reflects research, analysis, and unbiased judgment. Acceptance by others is not guaranteed.

•	Information disclosed is necessary to support the conclusion. I knowingly withheld none.

•	I cannot guarantee that all relevant information was disclosed to me or its reliability.

•	I am not an accountant and cannot guarantee that entity recordkeeping follows generally accepted financial / tax principles / requirements, or the absence of irregularities, misrepresentations, or fraud.

•	I render no opinion of title. This appraisal assumes fee simple ownership.

•	I am not required to give deposition / testimony and may not be expertised without prior fee arrangements.

•	Possession of this report grants no publication rights without my consent.

•	I completed this objective report in your employ. Nothing in it replaces any party’s judgment or due diligence.

•	This valuation assumes that no environmentally unsafe materials are on / in the subject property.

•	I am not qualified to detect and am not responsible for such conditions.

•	This report neither suggests nor guarantees any action.

•	Values are per data available as of the report date.
I have valued over 2,500 businesses for taxation, transactions, litigation, and compliance. I serve on IBA’s education and editorial committees. I publish, speak, and teach extensively. I previously held financial management positions with The Boston Company, AmeriTrust, Progressive, and Standard Oil. I hold a B.A. (Economics cum laude) from Princeton, an M.B.A. (Finance with distinction) from Harvard Business School and a Professional Fellowship from the Case Weatherhead School of Management.

Very truly yours,

/s/ Rand M. Curtiss
Rand M. Curtiss, FIBA, MCBA, ASA, ASA

College of Fellows, The Institute of Business Appraisers (IBA)
Master Certified Business Appraiser, IBA
Accredited Senior Appraiser, Business Valuation, The American Society of Appraisers (ASA)
Accredited Senior Appraiser, Appraisal Review & Management, ASA
President, Loveman-Curtiss
Member, American Business Appraisers National Network